News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold First Quarter Financial Results and Projects Update

April 13, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) today announced the results of its first quarter ended February 28, 2011. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects, including resource estimates, will be available on the Company’s website at www.novagold.net, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in Canadian dollars unless otherwise stated.

NovaGold will host a conference call and webcast
Thursday, April 14 at 8:30am PST (11:30am EST)
Webcast: www.novagold.net
North American callers: 1-866-212-4491
International callers: 416-800-1066

President’s message

Gold hit a new all-time high on April 8, 2011 of $1,469.50 per ounce. Gold prices have been volatile, however, with sharp declines in January, which has historically been a positive month for gold, followed by rallies in February, March and April. Gold somewhat decoupled from the U.S. dollar during the first quarter and correlated most strongly with oil, underscoring the effect of geopolitical factors on gold’s performance. During Q1-2011 gold averaged US$1,386.27/oz, up from an average of US$1,367.40/oz in Q4-2010 and up over US$250/oz from a year ago, when gold averaged US$1,109.12/oz in Q1-2010.

While the price of gold has risen dramatically, in real (inflation adjusted) terms it has yet to reach its 1980 peak. The public debate continues over whether gold is overvalued, undervalued, in a bubble or still climbing in a bull market. While bearish factors may sometimes dominate, as we saw in January, the overall picture of global fiscal and monetary reflation, economic and political uncertainty, increasing demand from Asian markets in particular and continued strong investment demand in general despite record prices, combined with sluggish mine supply, all support the case for continued gold strength.

The copper market is also strong, with increased demand from developing countries and from mature economies as they start to recover from the 2008–2009 economic crisis. Copper demand in 2010 was up 11% from 2009 with only a 3% increase in production, demonstrating that mine production for all commodities is slow to respond to price increases.

With this positive metal price backdrop, NovaGold believes it is well positioned to take advantage of this strong metal market as it advances the world-class gold and copper-gold projects in its portfolio. Our senior partners and the geopolitical stability of working in North American reduces execution risk and further enhances the value of NovaGold’s projects. NovaGold is focused on ONE GOAL: becoming a low-cost million-ounce-a-year gold producer. We have the assets, the partnerships and the team to achieve that objective, and we are working hard with our partners to advance Donlin Creek and Galore Creek toward production.

After three years of technical and engineering evaluations, we will release the results of significant new studies at three of our projects this year. In the second quarter of 2011, Galore Creek Mining Corporation, owned equally by NovaGold and Teck Resources, will complete a pre-feasibility study at our Galore Creek copper-gold-silver project in British Columbia, Canada. The report will establish capital and operating cost estimates and production profiles for copper, gold and silver, and will outline permitting and construction requirements. The completion of a positive pre-feasibility study would enable NovaGold to add its share of Galore Creek gold, silver and copper mineral reserves to its portfolio, increasing the value of the project for NovaGold shareholders. Depending on the results of the pre-feasibility study, the Galore Creek project may advance directly into permitting and feasibility.

In the second half of 2011, Donlin Creek LLC, owned equally by NovaGold and Barrick Gold, will complete a feasibility revision at our Donlin Creek gold project in Alaska. The revised feasibility study will provide cash flow projections using consensus long-term gold prices as well as updated capital and operating cost estimates. The study will incorporate a natural gas pipeline, bringing a lower-cost fuel source for on-site power generation than the original base case of diesel fuel. Optimization studies showed that using natural gas as the primary fuel source should reduce power costs, which account for 25% of overall project operating costs. Using natural gas should also reduce the environmental footprint of the project and simplify supply chain logistics. Once the feasibility revision has been finalized, Donlin Creek LLC intends to proceed to file permit applications for the project, a significant milestone on the path toward a construction decision.

At our advanced exploration-stage Ambler copper-zinc-gold-silver project in northern Alaska, NovaGold will release an updated resource estimate and preliminary economic assessment shortly and will continue with the environmental and engineering studies required to initiate a pre-feasibility study for the project. We are planning a significantly expanded field season at Ambler in 2011 and are considering alternatives to realize value from this high-grade base metal property in the current strong market.

We are executing our strategy to realize value from our non-core assets, and in March announced the sale of our Nome Gold alluvial property, comprising 11,500 acres of fee-simple United States patented mining claims held by NovaGold’s wholly-owned subsidiary, Alaska Gold Company. The claims were sold for US$21.0 million to be paid in three installments, and the buyer will also provide a letter of credit for US$4.0 million as an environmental reclamation bond. NovaGold continues to solicit offers for the balance of its land package around Nome, Alaska, including valuable in-town real estate lots and substantial sand and gravel holdings, as well as its Rock Creek and Big Hurrah gold projects.

In this environment of rising prices and rising demand for both gold and copper, we look forward to reporting on progress at our properties as we advance toward our objective of becoming a low-cost million-ounce-a-year gold producer.

Results of operations

	in thousands of Canadian dollars,
	except for per share amounts
	Three months ended	Three months ended
	February 28, 2011	February 28, 2010
	$	$

Asset impairment – power transmission rights
Impairment charge	52,668	-
Loss attributable to non-controlling interest 3	(13,779)	-
Future income tax recovery	(9,722)	-
Equity loss	4,621	2,487
Foreign exchange gain	(993)	121
Interest and accretion	3,732	3,661
Mineral properties expense	2,568	219
Project care and maintenance (Galore Creek)	2,471	1,236
Project care and maintenance (Rock Creek)	2,575	6,640
Salaries, severance and payroll taxes	2,469	1,275
Loss for the period	67,356	19,412
Basic and diluted loss per share attributable to the shareholders of the Company	0.22	0.10

For the three-month period ended February 28, 2011, the Company reported a net loss of $67.4 million (or $0.22 basic and diluted loss per share) compared to a net loss of $19.4 million (or $0.10 basic and diluted loss per share) for the corresponding period in 2010. This variance was mainly due to the non-cash asset impairment of the power transmission rights which resulted in an impairment charge of  $52.7 million, of which $13.8 million was attributable to non-controlling interest and $9.7 million of future income tax recovery.

NovaGold Resources Inc.

Other important variances for the three months ended February 28, 2011 compared with the same period in 2010 are as follows: (a) a $4.6 million equity loss in 2011 compared with $2.5 million in 2010, due to the increased level of activity for the gas pipeline studies at Donlin Creek during the first quarter of 2011; (b) a $2.6 million mineral properties expense in 2011 compared with $0.2 million in 2010 due to the increased level of activity for the Galore Creek pre-feasibility study and the exploration work the Ambler project during the first quarter of 2011; and (c) a $2.6 million project care and maintenance expense in 2011 compared with $6.6 million in 2010 mainly due to the decreased level of activity required in 2011 compared to Q1-2010, where the Company was improving on the tailings pond infrastructure and water treatment activity in Rock Creek.

Expenses for the three-month period ended February 28, 2011 were $22.2 million compared to $19.5 million for the same period in 2010. This was primarily due to an increased exploration expense of $2.6 million compared to $0.2 million for the same period in 2010 as the result of an increased level of activity for the Galore Creek pre-feasibility study and exploration work at the Ambler project. The Company recorded an expense of $3.5 million compared with $2.1 million for stock-based compensation during the same periods in 2011 and 2010, respectively; the increase is due to higher valuations for the stock option and performance share unit (“PSU”) issued as a result of the higher stock price. During the first quarter of 2011, the Company granted 1,064,700 stock options and 244,000 PSUs to employees, consultants and directors.

Recent developments

In May 2006 NovaGold acquired Coast Mountain Power Corp. (“Coast Mountain”) and all of its assets for 2.5 million shares of the Company valued at $44.4 million with an additional $15.6 million future income tax impact. The total valuation of $60.0 million included a number of early-stage run-of-river hydroelectric projects and the 138kV power transmission rights to build a power line from Meziadin Junction to Bob Quinn to bring power to the Galore Creek project. Given the early stage of the hydroelectric projects, the full value was allocated to the transmission rights which were transferred out of Coast Mountain to the Galore Creek Partnership. Over two years, NovaGold spent approximately $6.7 million to advance the Forrest Kerr run-of-river project to a feasibility level. In 2008, the Company received $38.7 million cash for the sale of Coast Mountain hydroelectric projects and recorded a $32.0 million gain on the disposition. The power transmission rights remained with the Galore Creek Partnership. In 2010 the Canadian Federal and British Columbia Provincial Governments announced their intention to build a high-capacity 287-kV transmission line (“NTL”) in northwestern British Columbia that would follow roughly the same route from Meziadin Junction to Bob Quinn. On February 23, 2011, the NTL project received provincial environmental assessment approval and construction is expected to begin in spring 2011. Construction of the NTL is positive news for the region and for the Galore Creek project. NTL construction means that the Galore Creek Mining Corporation will not need to build its own transmission line to bring power to the Galore Creek project, and management has accordingly impaired the full value of the 138kV power transmission rights for $52.7 million and recorded a related future income tax recovery of $9.7 million. Because the Galore Creek project is jointly owned by NovaGold and Teck, the Company has recorded a corresponding offset to non-controlling interest for the impairment in the amount of $13.8 million.

In December 2010, NovaGold announced a takeover bid for Copper Canyon Resources Ltd., (“Copper Canyon”), a junior exploration company listed on the TSX Venture Exchange. Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property that is adjacent to the Galore Creek project. A wholly-owned subsidiary of NovaGold owns the remaining 60% joint venture interest in the Copper Canyon property. On March 7, 2011, NovaGold and Copper Canyon agreed to a plan of arrangement transaction (the “Arrangement”) whereby Copper Canyon’s shareholders will receive common shares of NovaGold on the basis of 0.0735 of a NovaGold common share for each common share of Copper Canyon, which is expected to result in approximately 4,216,515 common shares of the Company being issued. The terms of the Arrangement are reflected in a definitive arrangement agreement (the “Arrangement agreement”) entered into between NovaGold and Copper Canyon on March 18, 2011. The purchase price has been preliminary estimated at $56.4 million using the March 7, 2011 TSX closing share price of $13.49 per NovaGold share. The estimated transaction costs are approximately $1.3 million. The final consideration may vary materially from these estimates based on the stock price at the closing of the proposed transaction. The transaction will be accounted for as a purchase of assets. As part of the Arrangement, Copper Canyon’s shareholders will also receive one common share of a newly incorporated company (“SpinCo”) for every four Copper Canyon common shares. SpinCo will hold substantially all of Copper Canyon’s assets other than certain cash and Copper Canyon’s 40% joint venture interest in the Copper Canyon copper-gold-silver property, which will remain with Copper Canyon. Pursuant to the terms of the Arrangement agreement, NovaGold will also invest approximately $2.5 million to own 9.9% of the issued and outstanding shares of SpinCo. The boards of directors of both NovaGold and Copper Canyon have unanimously approved the transaction. The arrangement remains subject to approval by Copper Canyon’s shareholders and the satisfaction of various other closing conditions. Assuming satisfaction of the conditions, the acquisition of Copper Canyon is expected to close by the end of May 2011.

NovaGold Resources Inc.

As part of the Company’s strategy to realize value from its non-core assets, on March 14, 2011, NovaGold announced the sale of its alluvial gold properties comprising 11,500 acres of fee-simple United States patented mining claims near Nome, Alaska. The claims were held by NovaGold’s wholly-owned subsidiary, Alaska Gold Company. Nome Gold Alaska Corp. will pay Alaska Gold Company US$21.0 million in three installments, and will also provide a letter of credit for US$4.0 million as an environmental reclamation bond. The land package and the reclamation bond are provided by the buyer as security for the installment payments. NovaGold continues to solicit offers for the balance of its land package around Nome, Alaska, including valuable in-town real estate lots and substantial sand and gravel holdings, as well as its Rock Creek and Big Hurrah gold projects.

NovaGold continues to expand its senior management team to ensure the Company has the experience and expertise needed to advance its core properties and add value for shareholders. In February 2011 Elaine Sanders was appointed to the position of Vice President and Chief Financial Officer of the Company, and in December 2010 NovaGold announced the appointment of Ron Rimelman as Vice President, Environmental, Health, Safety and Sustainability (“EHSS”). In April 2011, Greg Martin joined NovaGold as Vice President, Business Development & Treasurer.

Property review

Donlin Creek

Donlin Creek is one of the world’s largest known undeveloped gold deposits, with an update to the feasibility study in progress and pre-permitting activities underway. Donlin Creek is owned and operated by Donlin Creek LLC, a limited liability company that is owned 50% by a wholly-owned subsidiary of NovaGold and 50% by a wholly-owned subsidiary of Barrick. The 81,361 acre (32,926 hectare) property is located primarily on private, Alaskan Native-owned land, with surface rights owned by The Kuskokwim Corporation and sub-surface rights owned by Calista Corporation. Donlin Creek LLC is committed to working with its Alaskan Native partners to establish collaborative relationships that benefit all stakeholders as the property advances. The Donlin Creek property hosts a number of deposits and the current reserves and resources are contained within just 3 km of the 8 km district, with significant exploration potential remaining in the Donlin Creek district.

A reserve/resource update in March 2010, which incorporated additional drilling and an increase in gold price assumptions, estimated 33.6 million ounces of proven and probable gold reserves averaging 2.2 grams per tonne gold, 4.3 million ounces of measured and indicated resources and an additional 4.4 million ounces of inferred resources. With estimated production of more than one million ounces of gold annually for at least 25 years, Donlin Creek would be one of the world’s largest gold-producing mines.

The 2010 work program completed the majority of the environmental and engineering studies required to review the option of using natural gas as the primary power source at the mine site rather than using diesel to generate power, as contemplated in the 2009 feasibility study. Donlin Creek LLC had discussions with gas suppliers and engaged an energy consultant to lead the gas line studies; an analysis on the impacts to project infrastructure related to transportation and logistics is ongoing. The natural gas option would require building a 12-inch buried pipeline that would run approximately 315 miles from the Cook Inlet to the Donlin Creek site. Donlin Creek LLC worked with multiple regulatory agencies, consultants and contractors to initiate environmental baseline and engineering studies along the proposed pipeline corridor, consulted stakeholders along the pipeline corridor, and reviewed approval and permitting requirements.

NovaGold Resources Inc.

Using natural gas to generate power could result in a reduction to operating costs; power accounts for 25% of estimated project operating costs. The capital cost to build the pipeline could be partially offset by cost savings from elimination of the wind cogeneration facility, the potential for a shorter access road and a significant reduction in requirements for diesel storage, with some additional cost reduction opportunities. The potential impact of the pipeline option on capital and operating costs will be addressed in a revision to the project feasibility study, anticipated to be completed in the second half of 2011.

Activities at the Donlin Creek project during the first quarter focused on the revision to the feasibility study update for the pipeline option, permitting support studies and community outreach programs. The Donlin Creek LLC has spent approximately US$9.2 million in the quarter which is below its first quarter budget of US$9.4 million due to slight timing delay on the camp expenditures which is expected to catch up next quarter. The 2011 work program will focus on completing the feasibility study revision and preparing to file permit applications for the project.

Due to the accounting rules under Accounting Guideline-15 for Variable Interest Entity accounting, NovaGold continues to record its interest in the Donlin project as an equity investment, which results in all of NovaGold’s funding being recorded in the income statement as equity loss, and any unspent funding to Donlin Creek LLC being recorded in the balance sheet on the equity investment line.

Galore Creek

Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership in which NovaGold and Teck each own a 50% interest and is managed by Galore Creek Mining Corporation (“GCMC”). The 293,838 acre (118,912 hectare) property holds a large undeveloped porphyry-related copper-gold-silver deposit. A resource estimate for the Galore Creek project totals measured and indicated resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred resources (including the Company’s share of the Copper Canyon deposit, of which NovaGold owns 60%) of 3.5 billion pounds of copper, 3.3 million ounces of gold and 61 million ounces of silver.

During 2010, GCMC focused its efforts on care and maintenance of the existing infrastructure at the Galore Creek project. GCMC has also been reviewing a number of optimization scenarios for the Galore Creek project with the objective of improving project economics, relocating the project facilities to allow for easier construction and future expansion, and reducing the risks associated with construction and operations. Based on these studies, GCMC has identified a preferred project design and initiated a pre-feasibility study for the optimized mine plan, with completion scheduled for Q2-2011. The pre-feasibility study will provide capital cost estimates, permitting, construction and production timelines, and an updated resource estimate using long-term commodity price estimates. Compared with previous studies, changes to the project include:

  Relocation of the tailings facility allowing for construction of a conventional tailings dam;
  Relocation of the processing facilities allowing for future expansion;
  Realignment of the tunnel and access road; and
  An increase of daily throughput to approximately 90,000 tonnes per day.

Current plans envision the ore being crushed in the valley and then conveyed through the tunnel and along the access road to the processing plant. From there, concentrate would be piped along the remainder of the access road to Hwy 37. A trade-off study will identify the best alternative for transport of concentrate to market. The project would primarily use electric power, with a power line built along the access road to tie into the 287-kV transmission line (“NTL”) that the British Columbia and Canadian Governments have announced their intention to build. In February 2011, the Minister of Mines and the Minister of the Environment approved the Environmental Assessment certificate for the NTL. British Columbia Hydro and Power Authority still needs to obtain the necessary provincial licenses, leases and other approvals, but it is expected that construction of the NTL will start in spring 2011.

NovaGold Resources Inc.

Some components of the revised Galore Creek mine plan, such as the mill and tailings location, would require new permits or amendments to existing permits. The majority of permits required for road construction remain in good standing. GCMC may continue with road and bridge work as the project moves through the feasibility stage, with the objective of shortening the construction timeline and reducing the need for helicopter support. Depending on the results of the pre-feasibility study, the project may move directly into feasibility and permitting. Completion of the pre-feasibility study should also allow NovaGold to add additional gold reserves and new copper and silver reserves to its portfolio. Activities during the first quarter at the Galore Creek site focused on care and maintenance of existing infrastructures and roads.

Activities off-site focused on finishing the studies required to complete the pre-feasibility study. GCMC spent approximately $4.3 million in Q1-2011 which consists of $2.5 million in care and maintenance costs and $1.8 million on pre-feasibility study costs. Under the terms of the Galore Creek Partnership Agreement, Teck is funding all costs for the project until it completes its earn-in obligations. At February 28, 2011, the Galore Creek Partnership had cash of $1.5 million and Teck had approximately $8.9 million remaining in project contributions to earn its 50% interest in the project.

Due to accounting rules under Accounting Guideline-15 for Variable Interest Entity accounting, NovaGold continues to consolidate 100% of the activities of GCMC on the income statement, and the Galore Creek asset and a non-controlling interest for Teck’s contributions on the balance sheet.

Ambler

On January 11, 2010, the Company purchased 100% of the Ambler project, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. To complete the purchase, the Company issued 931,098 common shares to Kennecott with a market value of approximately US$5.0 million, with a commitment for future cash payments to Kennecott of US$12.0 million each in January 2011 and January 2012. The January 2011 payment was made. Kennecott retained a 1% net smelter return royalty that NovaGold can purchase at any time for a one-time payment of US$10.0 million.

Ambler is an exploration-stage property located in Alaska comprising 90,614 acres (36,670 hectares) of Federal patented and unpatented mining claims and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide belt. A resource estimate for the Arctic deposit shows 16.8 million tonnes of indicated resource grading 4.1% copper and 6.0% zinc and 11.9 million tonnes of inferred resource grading 3.6% copper and 5.0% zinc for contained metal totaling indicated resources of 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 450,000 ounces of gold, 32 million ounces of silver and 350 million pounds of lead, with additional inferred resources of 937 million pounds of copper, 1.3 billion pounds of zinc, 260,000 ounces of gold, 19 million ounces of silver and 210 million pounds of lead. NovaGold has a solid record of identifying exploration opportunities and bringing value to shareholders by expanding resources through exploration success. The Company feels there is excellent potential to expand the existing resources at the Arctic deposit and locate new high-quality resources in nearby areas, as well as identify new exploration targets in the district.

Work at the property during 2010 focused on initiating preliminary work for environmental and engineering studies necessary to initiate a pre-feasibility study. The Company also has been working on preparing a preliminary economic assessment report that will provide an initial assessment on project economics. Until the Ambler camp reopens in late spring for the 2011 work season, project activities are focused on community engagement and opportunities to consolidate NovaGold’s land package in the district. The Company has focused on community engagement, hiring of site staff and planning for camp start up during this time and has spent approximately US$0.2 million in the first quarter.

NovaGold Resources Inc.

Nome Operations

NovaGold’s Nome Operations comprises three properties: Rock Creek, Big Hurrah and Nome Gold. The properties are located on the Seward Peninsula in Alaska, an area with historical gold production and well-maintained roads and infrastructure. The most advanced property is Rock Creek, which is currently in care and maintenance.

During the third quarter of 2010, the Company assessed the estimated recoverability of the Rock Creek project resulting in an asset impairment for the year of $116.4 million and a remaining value of $nil. The Company is currently soliciting offers to sell the Rock Creek project to provide more information to the Company’s Board of Directors. The Board of Directors will make a decision as to the future of the Rock Creek project following completion of the solicitation of offers. This decision may involve the sale of Rock Creek or its permanent closure.

The Company worked diligently in 2009 and 2010 to improve the project’s water management structures. During the first quarter of 2011 the Company expended US$2.6 million at Rock Creek, which is on budget. NovaGold has an aggregated budgeted of US$8.5 million at Rock Creek for 2011 with a focus on continuing to meet permit requirements and environmental responsibilities. The Company is also preparing an updated closure plan for Rock Creek in the event that the Company’s Board of Directors chooses to close and reclaim the property.

In March 2011, NovaGold announced the sale of the 11,500 acres comprising its Nome Gold project. NovaGold’s wholly-owned subsidiary, Alaska Gold Company, will receive US$21.0 million in three installments, and the buyer will also provide a letter of credit for US$4.0 million as an environmental reclamation bond. NovaGold is focused on advancing its Donlin Creek and Galore Creek projects toward production and is divesting its non-core assets to allow the Company to focus its time and resources on its core properties.

NovaGold will continue to assess the value of its other assets in the Nome area, which include Big Hurrah, a sand and gravel business and a modest land package.

Other properties

The Company continues to explore earlier-stage exploration projects that have not advanced to the resource definition stage. The Company also earns $0.5 to $1.2 million annually from the sale of sand, gravel and land and royalties from placer gold production, largely from its holdings around Nome, Alaska.

Additional information concerning reserves and resources can be found in Appendix – Reserve and Resource Table.

Outlook

At February 28, 2011, the Company had cash and cash equivalents of $129.3 million and working capital of $112.1 million.

The Company is focused on advancing its two core properties, Donlin Creek and Galore Creek. At the Donlin Creek project, Donlin Creek LLC has an approved 2011 budget of approximately US$41.0 million of which the Company’s 50% share is approximately US$20.5 million. The 2011 work program will focus on completing the feasibility revision to incorporate the natural gas pipeline, and preparing permit applications for the project. The feasibility revision will provide operating costs using natural gas rather than diesel as the primary power source for the project, and will also use more recent gold prices and capital inputs to provide updated capital and cash flow estimates. During 2011, Donlin Creek LLC will continue to consult with stakeholders and solicit feedback from local communities and its Alaskan Native partners as well as State and Federal regulatory agencies. The Donlin Creek LLC has budgeted to spend US$12.7 million in the second quarter on environmental studies and feasibility revision activities. The feasibility revision should be complete in the second half of 2011, at which point Donlin Creek LLC is expected to proceed to prepare and file permit applications for the project.

NovaGold Resources Inc.

At the Galore Creek project, GCMC has an approved 2011 budget of approximately $12.3 million to focus on community engagement and completing the pre-feasibility study. Teck is currently contributing 100% of the funding for the Galore Creek project under the amended terms of the Galore Creek Partnership Agreement. Based on the 2011 budget, it is anticipated that Teck will complete its funding by mid-2011. Depending on the results of the pre-feasibility study, GCMC may consider resuming road construction and initiating feasibility and permitting activities to advance Galore Creek toward a construction decision. A preliminary budget has been discussed and would be refined for these activities at the time a decision is made to proceed. GCMC has maintained a very positive relationship with the Tahltan Nation and regulators during this period of review and optimization, and expect full support to resume road construction should NovaGold and Teck agree to advance the project following the results of the pre-feasibility study. GCMC forecasts to spend $5.3 million budget in the second quarter on care and maintenance activities and optimization reviews for the pre-feasibility study results. The pre-feasibility study is on track for completion towards the end of Q2-2011.

At the Ambler project, NovaGold has budgeted approximately US$10.0 million for additional studies to determine the environmental and engineering aspects of developing the Arctic deposit, as well as exploration and geotechnical drilling at site. The Company continues to work with NANA Corporation to establish an agreement for collaborative development of the Ambler region, including district consolidation and infrastructure development that would benefit both the project and local communities. Management has been working actively with the State of Alaska in discussions regarding the Ambler Mining District Transportation Access. Site activities are limited during the first quarter due to the remoteness of the project. The Company has budgeted to spend a further $3.1 million in the second quarter on exploration activities. Exploration activities are planned to start in April with a focus on additional exploration, which is anticipated to add resources and with continued environmental and engineering studies.

At the Rock Creek project, the Company has budgeted approximately US$8.5 million for care and maintenance activities. These costs may be reduced if the project is sold during the year. The Company has budgeted to spend US$2.6 million during the second quarter on managing storm water management activities. The Company is also preparing an updated closure plan for the project in the event that the Company’s Board of Directors chooses to close and reclaim the property.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Rhylin Bailie
Director, Communications & Investor Relations

604-669-6227 or 1-866-669-6227

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NovaGold Resources Inc.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company’s use of proceeds from the sale of Securities and NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Resources in the exploration and development of the Donlin Creek and Galore Creek properties; uncertainty as to the completion of the purchase of a 100% interest in the Ambler property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2009, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

NovaGold Resources Inc.

NovaGold Resources Inc.
Proven and Probable Reserves, Measured, Indicated and Inferred Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb)
As at February 22, 2011

Reserves
Property	Reserve	Tonnes	In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (1) approximately 0.74 g/t Au Cutoff	Proven	7.0	2.46					0.55					0.28		0.28
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Probable	460.7	2.23					33.04					16.52		16.52
	Total P&P	467.7	2.23					33.59					16.80		16.80

Resources (exclusive of Reserves)
Property	Resource	Tonnes	In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (2)(3) approximately 0.74 g/t Au Cutoff	Measured	0.2	6.61					0.04					0.02		0.02
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Indicated	39.6	3.34					4.25					2.13		2.13
	Total M&I	39.8	3.36					4.29					2.15		2.15

	Inferred	58.4	2.35					4.41					2.21		2.21

Galore Creek (2)(4) 0.21% CuEq Cutoff	Measured	4.7	0.37	4.41	0.52			0.06	0.67	54.1			0.03	0.34	0.04	27.0
50% Ownership - 50% Owned by Teck Resources Limited	Indicated	781.0	0.29	4.88	0.52			7.21	122.42	8,872.3			3.61	61.21	4.62	4,436.1
	Total M&I	785.7	0.29	4.87	0.52			7.27	123.09	8,926.3			3.64	61.55	4.66	4,463.2

	Inferred	357.7	0.18	3.69	0.36			2.06	42.49	2,858.3			1.03	21.24	1.38	1,429.1

Copper Canyon (2)(5) 0.6% CuEq Cutoff	Inferred	53.7	0.73	10.60	0.50			1.26	18.36	592.0			0.76	11.02	0.94	355.2
60% Ownership - 40% Owned by Copper Canyon Resources
	Total Inferred	411.4	0.25	4.60	0.38			3.32	60.85	3,450.3			1.78	32.26	2.32	1,784.3

Ambler (2)(6) $100 Gross Metal Value / Tonne Cutoff	Measured
100% Ownership	Indicated	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	0.98	1,538.2	2,237.1	350.3
	Total M&I	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	0.98	1,538.2	2,237.1	350.3

	Inferred	11.9	0.67	48.37	3.56	4.99	0.80	0.26	18.57	936.9	1,313.1	210.0	0.26	18.57	0.57	936.9	1,313.1	210.0

Total Proven & Probable Reserves Contained Metal								33.59					16.80		16.80
Total Measured & Indicated Contained Metal (exclusive of Reserves)								12.01	155.38	10,464.6	2,237.1	350.3	6.23	93.83	7.79	6,001.4	2,237.1	350.3
Total Inferred Contained Metal								7.99	79.42	4,387.2	1,313.1	210.0	4.25	50.84	5.09	2,721.3	1,313.1	210.0

Notes:

1.	These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System, unless otherwise noted.
2.	See numbered footnotes below on resource information. Resources shown in blue are reported as net values to NovaGold after all project earn-ins.
3.	AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$1023 Au ÷ US$17 Ag) 2008 - 2010 average metal prices.
4.	Sums may not agree due to rounding.

Resource Footnotes:

1.	The basis for the cut-off grade was an assumed gold price of US$825/oz. The new reserve estimate represents a 15% increase over the 29.3 million ounce reserve estimate contained in the 2009 technical report referenced below, and is based on the inclusion of additional drilling and a US$100/oz increase in long-term gold price assumptions from that used in 2009. The increase in reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and does not materially change the information contained in the technical report. It is believed that the additional storage capacity provided for in the 2009 feasibility study will accommodate the increase in tailings and that the waste rock storage facility can be modified to contain the additional unmineralized rock material. The Qualified Person for this reserve estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.
2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Details of Measured and Indicated Resources and other NI 43-101 information can be found by following the links below to the relevant Technical Report. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates".

NovaGold Resources Inc.

3.	A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$900/oz of gold, which is a US$50/oz increase over the long-term gold price assumption used in the 2009 technical report. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5%. The Qualified Person for this resource estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.
4.	The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 ÷ US$1.55 ÷ Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, Au US$/oz = 650, Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cutoff grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break- even mill feed/waste selection.
5.	The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 * 100 ÷ 1.55. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = 100%.
6.	US$100 gross metal value/tonne cutoff. Gross metal value was calculated based on metal prices of Cu US$2.25/lb, Zn US$1.05/lb, Au US$525/oz, Ag US$9.5/oz and Pb US$0.55/lb applied to each individual grade. The gross metal value is equal to the sum of each grade multiplied by the value of the metal unit. No metallurgical recovery has been applied.

Cautionary Note Concerning Reserve & Resource Estimates

This summary table uses the term “resources”, “measured resources”, “indicated resources” and “inferred resources” . United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Technical Reports and Qualified Persons

The documents referenced below provide supporting technical information for each of NovaGold's projects.

Project	Qualified Person(s)	Most Recent Disclosure	Link to Most Recent Disclosure
Donlin Creek	Kirk Hanson P.E., AMEC	Donlin Creek Gold Project, Alaska, USA NI 43-101	http://www.novagold.com/upload/technical_reports/DonlinCreekFS.pdf
	Gordon Seibel M.AusIMM, AMEC	Technical Report - April 1, 2009
Simon Allard, P.Eng.
Gregory Wortman P.Eng., AMEC
Alexandra Kozak P.Eng., AMEC

Donlin Creek	Kevin Francis, P.Geo., NovaGold Resources Inc.	March 2010 reserve and resource updates:	http://novagold.com/section.asp?pageid=13238
NovaGold press release - March 22, 2010
Galore Creek	Kevin Francis, P.Geo., NovaGold Resources Inc.	Galore Creek Property NI 43-101 Technical Report -	http://www.novagold.net/upload/technical_reports/GaloreCreekJan2008TechReport.pdf
January 25, 2008
Copper Canyon	Erin Workman, P.Geo., NovaGold Resources Inc.	Not publicly released - updated March 2008	http://www.novagold.net/upload/technical_reports/CopperCanyonFebruary2005.pdf

Ambler	Russ White, P.Geo., SRK Consulting	NI 43-101 Technical Report on Resources, Ambler	http://www.novagold.net/upload/technical_reports/CopperCanyonFebruary2005.pdf
	Neal Rigby, C.Eng., MIMMM, Ph.D., SRK Consulting	Project, Arctic Deposit - January 31, 2008

NovaGold Resources Inc.